SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(AMENDMENT NO. 1)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

MORTON’S RESTAURANT GROUP, INC.

(Name of Subject Company)

MORTON’S RESTAURANT GROUP, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Christopher J. Artinian

Chief Executive Officer and President

Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

312-923-0030

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert Goldstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Ph: (212) 756-2000

Fax: (212) 593-5955

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended hereby, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2011 by Morton’s Restaurant Group, Inc., a Delaware corporation (“MRG” or the “Company”). The Statement relates to the tender offer (the “Offer”) by Fertitta Morton’s Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) dated December 30, 2011, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), at a purchase price of $6.90 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement as originally filed with the SEC on December 30, 2011.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Item 1, “Subject Company Information—Securities” is amended and supplemented to read in its entirety as follows:

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on January 23, 2012, there were 16,896,526 shares of Company Common Stock issued and outstanding (including 675,700 shares of restricted Company Common Stock (the “Company Restricted Stock”)).

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”, “—Opinion of the Company’s Financial Advisors—Opinion of Jefferies” and “—Opinion of the Company’s Financial Advisors—Opinion of KBCM” are amended and supplemented as follows:

Background of the Offer and the Merger

Item 4, “The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” is amended and supplemented to read in its entirety as follows:

The Company Board and management regularly review the long-term strategic plan of the Company with the goal of enhancing shareholder value. In furtherance thereof, the Company Board reviews and assesses strategic alternatives for the Company, including prospects for mergers and acquisitions, the Company’s financial performance, developments in the high-end dining industry, competitive landscape and the markets in which the Company operates.

In December 2010, representatives of Castle Harlan, Inc., including Messrs. Castle and Pittaway, discussed possible scenarios under which affiliates of Castle Harlan, Inc. could exit their investment in the Company. These scenarios included supporting an exploration of strategic alternatives, including a sale of the Company, by the Company, a sale of the Company Common Stock owned by affiliates of Castle Harlan, Inc. to one purchaser in a negotiated transaction, a sale of the Company Common Stock owned by affiliates of Castle Harlan, Inc. into the public market in a registered offering and a distribution of the Company Common Stock owned by affiliates of Castle Harlan, Inc. to their respective limited partners.

In December 2010 the Executive Committee of the Company Board (which consists of Messrs. Artinian, Castle, Pittaway and Paul) discussed the idea of the Company exploring strategic alternatives. The Executive Committee discussed the difficulty in achieving the recent refinancing of the Company’s credit facility, the Company’s continued need for capital, particularly to further upgrade and relocate existing restaurants, open new restaurants and to pursue expansion internationally, including in Asia and the difficulty of the Company obtaining additional capital in the current market environment. The Executive Committee discussed possible methods of raising additional capital, including using the Company’s existing shelf registration statement to issue additional debt or equity. For the reasons described below the Executive Committee determined to recommend that the Company Board explore strategic alternatives, including a possible sale of the Company.

On January 25, 2011, the Company Board held a meeting at which they discussed considering the exploration of strategic alternatives to enhance shareholder value, including the possibility of a sale of the Company. The Company Board’s Executive Committee reported that it had met and recommended that, in the interests of all shareholders, the Company should explore strategic alternatives, including a possible sale of the Company, recognizing that the Company Board might ultimately determine that the Company should continue operating on a stand alone basis or pursue strategic alternatives other than a sale. The Executive Committee explained to the Company Board that among the reasons for its recommendation were (i) the Company’s continued need for capital, particularly to further upgrade and relocate existing restaurants, open new restaurants and to pursue expansion internationally, including in Asia, and the fact that the covenants and other provisions in the Company’s senior credit facility would constrain the Company’s ability to access funds sufficient to expand the business, (ii) improving industry trends with a resurgence of corporate dining, (iii) pending changes in the accounting rules for leases that may negatively impact reported earnings of the Company as a public company, (iv) improved multiples in recent transactions in the restaurant segment and (v) that financial sponsors had high levels of available capital, and strategic purchasers had high levels of available cash or stock trading at higher levels.

After deliberation, the Company Board determined to authorize the Company to explore strategic alternatives, including a possible sale of the Company. Because the exploration was expected to be time intensive, and to ensure an efficient process, the Company Board established an M&A Committee consisting of John K. Castle, Stephen E. Paul, David B. Pittaway and Zane Tankel (each of whom is a director that is not an employee of the Company) to lead the process. The Company Board retained full authority to approve or disapprove any particular transaction recommended by the M&A Committee.

The Company Board, on behalf of the Company, determined to engage Schulte Roth & Zabel LLP (“SRZ”) and Richards, Layton & Finger, P.A. (“RLF”) as legal advisors and Jefferies & Company, Inc. (“Jefferies”), as financial advisor. The Company selected Jefferies based on the experience of its restaurant sector employees in advising companies in the restaurant and high-end dining industries as well as their familiarity with the Company derived from financial advisory and underwriting engagements for the Company in the past, including the fact that senior team members of Jefferies were part of the underwriting team for the Company’s initial public offering and Jefferies’ general experience in merger and acquisition transactions. The Company’s engagement letter with Jefferies provided, among other things, that Jefferies and its affiliates would not provide financial advisory services or financing to any potential participants in any potential strategic transaction involving the Company without the prior written consent of the Company.

In light of the Company’s exploration of strategic alternatives, including a possible sale of the Company, and given the possibility of the process being publicly disclosed, to ensure the retention of key members of management as part of the process, the Company entered into employment agreements with Christopher J. Artinian, Chief Executive Officer of the Company, Ronald M. DiNella, Chief Financial Officer of the Company, and Roger J. Drake, the Company’s Senior Vice President, Marketing and Communications on January 25, 2011.

Over the next several weeks representatives of the Company and Jefferies prepared a confidential information memorandum regarding the Company that could be shared with potential parties interested in a transaction.

On February 14, 2011, Tilman J. Fertitta filed a Schedule 13G with the SEC disclosing that as of the close of business on December 31, 2010, he owned 836,122 shares (or approximately 5.0%) of Company Common Stock.

On March 10, 2011, the M&A Committee met with representatives of Jefferies and SRZ to consider whether the Company should publicly announce that the Company Board had authorized the exploration of strategic alternatives to enhance shareholder value, including a potential sale of the Company. The M&A Committee concluded that the benefits of having a broad public process which is likely to maximize the pool of potential interested parties outweighed the possible negative effects and approved issuing a press release announcing the exploration of strategic alternatives. Also following discussion, the M&A Committee determined not to recommend adopting a shareholder rights plan at that time. Affiliates of Castle Harlan, Inc. and Laurel Crown Partners, LLC, the Company’s two largest current shareholders, expressed support for the Company’s exploration of strategic alternatives to the M&A Committee. On March 16, 2011, the Company issued a press release stating that:

Morton’s Restaurant Group, Inc. (NYSE: MRT) (the “Company”) announced today that, with the support of affiliates of Castle Harlan, Inc. and Laurel Crown Partners, LLC, its two largest current shareholders, the Company’s Board of Directors has authorized the exploration of strategic alternatives to enhance shareholder value, which may include a potential sale of the Company. The Board of Directors has retained Jefferies & Company, Inc. as its financial advisor to assist in this process. The Company has not set a definitive timetable for completing its exploration of strategic alternatives and there can be no assurance that the process will result in any transaction. The Company does not intend to disclose further developments during this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives.

The closing price of the common stock of the Company on March 15, 2011, the day prior to the announcement of the exploration of strategic alternatives, was $6.44.

Beginning on March 17, 2011 and over the course of the next nine months, the Company’s financial advisors contacted a total of 137 potential purchasers for the Company, including 104 financial sponsors, 14 strategic purchasers, 13 Asian purchasers and 6 family foundations. Of the 137 potential purchasers contacted, 52 ultimately executed confidentiality agreements with the Company and received copies of the confidential information memorandum describing the Company and its businesses, including Fertitta, who, after declining to execute a confidentiality agreement in April 2011, ultimately executed the Confidentiality Agreement with the Company in July 2011, as described below. Each confidentiality agreement executed by the 52 potential purchasers contained a standstill provision that, among other things, restricted the ability of each such potential purchaser to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent.

In a further effort to ensure the focus and retention of key members of management and given the public disclosure of the Company’s exploration of strategic alternatives, on March 31, 2011, the Compensation Committee of the Company Board approved and the Company entered into transaction bonus agreements with Christopher J. Artinian, Ronald M. DiNella, Roger J. Drake and Scott D. Levin. Also on March 31, 2011, the Company entered into a change of control termination protection agreement with Scott D. Levin.

As part of the solicitation of interested parties, Jefferies contacted Fertitta who indicated interest and the Company began negotiating a confidentiality agreement with Fertitta. At that time, the parties could not agree on an acceptable confidentiality agreement, principally because Fertitta objected to the standstill provisions in the confidentiality agreement proposed by the Company.

On April 22, 2011, Jefferies sent a letter, the contents of which were approved by the M&A Committee, to potential purchasers who had executed confidentiality agreements to solicit preliminary indications of interest.

On April 25, 2011, the M&A Committee met with representatives of Jefferies to discuss communications with potential purchasers. Representatives of Jefferies reviewed for the M&A Committee the interest levels expressed by the various potential purchasers in exploring a possible transaction with the Company.

On May 10, 2011, in response to Jefferies’ request for preliminary indications of interest, the Company received a preliminary, non-binding indication of interest of $8.15 per share from a private equity firm which we refer to as Party A, subject to further diligence. On May 11, 2011, in response to Jefferies’ request for preliminary indications of interest, the Company received a preliminary, non-binding indication of interest for an enterprise value of $160 million to $182.5 million (which at the time represented an implied price per share of $5.15 to $6.48) from a second private equity firm, which we refer to as Party B, subject to further diligence.

On May 18, 2011, the M&A Committee met with representatives of Jefferies to review and assess the preliminary indications of interest. Based on the value and other proposed terms of a transaction included in the indications of interest, the M&A Committee authorized the Company to provide more detailed due diligence information to Party A, including by making such information available in an online data room if management deemed such means to be appropriate, to facilitate access to such information by Party A and to other potential purchasers. The M&A Committee determined not to proceed with Party B at that time given the depressed level of its initial proposal.

The M&A Committee determined that, in the interest of obtaining the highest price for the Company and maximizing shareholder value, it was advisable that Jefferies continue discussions with other interested potential purchasers and contact additional potential purchasers, including parties that declined to sign a confidentiality agreement when approached in March, to encourage them to submit indications of interest.

As a result of Jefferies’ conversations with additional potential purchasers, on May 26, 2011, a strategic buyer, which we refer to as Party C, who had been contacted in March and had declined to proceed at that point, executed a confidentiality agreement in substantially the same form as described above and began diligence.

On May 31, 2011, Party C submitted a preliminary indication of interest of $8.00 to $8.25 per share to the Company and, based on its inability to finance a transaction without a partner, with the consent of the Company, began preliminary discussions with several private equity firms interested in partnering with Party C to acquire the Company.

On June 1, 2011, representatives of Party A and Jefferies attended due diligence presentations by the Company’s management.

On June 9, 2011, at the request of Party C, the Company executed a confidentiality agreement in the same form as described above with a private equity firm, which we refer to as Party D, that was interested in partnering with Party C.

On June 16, 2011, the M&A Committee met with representatives of Jefferies and SRZ to receive an update on the process, to review and approve a timeline for receipt of more definitive proposals and to approve a draft merger agreement to be provided to potential purchasers. Prior to the meeting, members of the M&A Committee received a draft of the merger agreement and a summary thereof. Jefferies updated the M&A Committee on the status of the process, including a review of bidder activity since the last M&A Committee meeting and an overview of the current and potential bidder interest. Representatives of SRZ presented a summary of the proposed draft merger agreement, including provisions relating to the tender offer structure and top-up option, representations and warranties, covenants, closing conditions, termination rights and fees and remedies. The M&A committee determined to use the tender offer and top-up option structure after considering the accelerated timing, reduced consummation risk and greater certainty of closing provided by the tender offer structure. Following discussion, the M&A Committee authorized representatives of Jefferies to send the bid instruction letter to potential purchasers and make available the draft merger agreement and related draft disclosure schedules in the online data room.

On June 20, 2011, Jefferies sent a bid instruction letter to potential purchasers and made available a draft merger agreement and related draft disclosure schedules in the online data room.

On June 28, 2011, representatives of Party C and Party D and Jefferies attended due diligence presentations by the Company’s management. Party D later declined to participate further.

On June 30, 2011, the Company executed a confidentiality agreement with a different private equity firm, which we refer to as Party E, that was also interested in partnering with Party C.

On July 11, 2011, the Company received a revised indication of interest from Party A lowering its bid to $6.25 to $6.50 per share, based on Party A’s review of materials provided to date as well as presentations by the Company.

In light of Party A’s reduced offer, on July 12, 2011 Jefferies, at the direction of the M&A Committee, contacted Fertitta again to explore its interest. Jefferies reminded Mr. Pittaway that Jefferies and its affiliates had provided significant financial advisory and financing services to Fertitta, particularly in the last three years. Fertitta expressed interest and the Company and Fertitta renewed negotiation of a confidentiality agreement.

On July 14, 2011, the M&A Committee met with representatives of Jefferies, who provided an update on the status of discussions with potential bidders. Jefferies reported that an indication of interest was received by Party A for $6.25 to $6.50 per share. Jefferies also reported that Fertitta, was in the process of negotiating a confidentiality agreement. The M&A Committee provided direction to the Company and Jefferies to resolve the open issues in the confidentiality agreement between the Company and Fertitta. The M&A Committee instructed Jefferies to have discussions with each of Party A and Party C to encourage them to submit more definitive bids at increased prices. The M&A Committee also instructed Jefferies to contact other potential interested parties with the goal of obtaining additional indications of interest from other parties.

On July 14, 2011, the Company and Fertitta executed a confidentiality agreement in substantially the same form described above with a standstill but the agreement also provided that if the Company entered into a definitive acquisition agreement with a third party other than Fertitta, then Fertitta would, notwithstanding the standstill, be permitted to make a private acquisition proposal to the Company Board. Fertitta then began due diligence.

On July 18, 2011, the Company received a preliminary indication of interest from Fertitta of $7.50 per share.

On July 19, 2011, Party A told representatives of Jefferies that it would not increase its bid beyond the $6.25 - $6.50 range previously submitted.

On July 20, 2011, representatives of Party C and Party E and Jefferies attended due diligence presentations by the Company’s management. On that same day the Company received a joint preliminary indication of interest from Party C and Party E of $7.25 per share conditioned on, among other things, the Company exclusively negotiating with Party C and Party E until September 2012. The M&A Committee discussed Party C’s and Party E’s request for exclusivity and directed Jefferies to inform Party C and Party E that the Company was not willing to enter into an exclusivity arrangement with Party C and Party E at that time but that they were encouraged to continue to work in an effort to improve their offer.

On July 26, 2011, the M&A Committee met with representatives of Jefferies and SRZ to receive an update on the process and review and approve a timeline for receipt of final bids. Jefferies reported that Party A declined to increase its offer from $6.25 - $6.50 per share, that Party C and Party E had submitted an offer of $7.25 per share and that Fertitta had submitted an offer of $7.50 per share. After discussion, the M&A Committee approved authorizing Jefferies to send final bid process letters to each of Party C and Party E and Fertitta.

On July 26, 2011, the Company Board met and reviewed the Company’s operations and unaudited results of operations through June 30, 2011, as well as the current status of restaurant marketing and development programs and the performance and prospects of certain restaurants and also discussed the exploration of strategic alternatives process. While members of the M&A Committee had informally updated the other members of the Company Board on the status of the Company’s exploration of strategic alternatives throughout the process, Mr. Pittaway, on behalf of the M&A Committee, provided a more formal update to the Company Board on activity of the M&A Committee and the results of the Company’s exploration of strategic alternatives, including a summary of the process to date, the indications of interest received and next steps authorized by the M&A Committee.

On July 27, 2011, representatives of Party C and Party E and Jefferies attended due diligence presentations by the Company’s management.

On August 1, 2011, the Company received a revised non-binding offer from Fertitta lowering its bid to $7.00 per share and a markup of the draft merger agreement from Haynes and Boone, LLP (“HB”), Fertitta’s legal counsel. Fertitta indicated that it lowered its offer based on issues identified in its due diligence, including transaction and severance pay for management, exit costs associated with underperforming locations, rating agency and covenant considerations with respect to using Landry’s as the purchaser to expedite financing, the negative impact on EBITDA of recalculating straight line rent from the purchase date, restrictions on the Company’s joint venture cash flow and future costs of previously negotiated litigation settlements.

On August 2, 2011, the Company received a revised non-binding offer of $6.85 per share from Party E, who said that they were not able to reach an agreement with Party C to partner in a transaction and that the lower revised offer reflected Party E’s offer for the Company on a stand alone basis. Party E’s proposal was conditioned on, among other things, the Company exclusively negotiating with Party E until October 2012.

At the direction of the M&A Committee, Jefferies held discussions with Party E and Fertitta to seek improvements to the terms of their bids.

On August 3, 2011, Party E advised Jefferies that it was prepared to increase its offer to $7.25 per share if the Company agreed to exclusivity. On that same day Fertitta advised Jefferies it was not willing to increase its offer above $7.00 per share.

On August 5, 2011, the M&A Committee met with Jefferies and SRZ for an update regarding the bids received from Party E and Fertitta and Jefferies’ subsequent conversations with the bidders. Jefferies presented a summary of the bids received. Prior to the meeting, members of the M&A Committee received a memo prepared by SRZ summarizing the material issues arising from Fertitta’s markup of the merger agreement. The M&A Committee discussed the potential opportunities and risks associated with each bid. The M&A Committee also discussed Party E’s request for exclusivity, including the terms thereof, and determined it was advisable to grant Party E’s request for exclusivity within the parameters discussed by the M&A Committee.

On August 5, 2011 and August 8, 2011, representatives of SRZ and Party E’s legal counsel negotiated the terms of an exclusivity agreement. On August 8, 2011, the M&A Committee approved and the Company executed an exclusivity agreement (the “Exclusivity Agreement”) with Party E that provided that the Company would negotiate exclusively with Party E until August 29, 2011. The Exclusivity Agreement also provided that the Company would continue to negotiate exclusively with Party E from August 29, 2011 through September 19, 2011 if, on August 29, 2011, Party E reaffirmed in writing to the Company its offer of $7.25 per share and met certain other requirements to ensure satisfactory progress was being made towards a more definitive agreement.

On August 5, 2011, Standard & Poor’s downgraded the long-term sovereign credit rating of the United States from “AAA” to “AA+”. The downgrade of the U.S. credit rating, together with the sovereign debt crisis in Europe, a slowdown in the pace of global economic growth, negative outlook for future global economic growth and concerns over another recession sparked a severe decline in U.S. capital markets. The U.S. debt and equity markets experienced significant volatility for the remainder of August, September and October. The trading prices of the Company’s common stock declined even more significantly than the broader U.S. market, falling from $6.77 on August 3, 2011 to $5.04 on August 8, 2011, or approximately 18.32%, and continued to trade at relatively low levels until announcement of the proposed merger with Fertitta. During August and September, Jefferies and the M&A Committee discussed the impact of the Standard & Poor’s downgrade and European sovereign debt crisis on the ability of potential purchasers to finance a transaction.

Throughout the remainder of August, Party E conducted additional due diligence.

On August 11, 2011, the Company Board met with representatives of Jefferies and SRZ. Jefferies provided the Company Board with an update of the exploration of strategic alternatives to date, including a review of all potential buyers contacted, the number of potential buyers who signed confidentiality agreements, the number of indications of interest received from potential buyers and the current status of the remaining active bidders. Jefferies also outlined some of the reasons given by potential buyers for not participating in the process, including concerns regarding the Company’s growth prospects, particularly in light of the current and immediate future economic environment. Mr. Pittaway, on behalf of the M&A Committee, informed the Company Board that two parties remained actively involved in the process: Fertitta, who remained interested in acquiring the Company but who expressed an unwillingness to match or exceed the current price being offered by the other active participant, Party E, a private equity firm with significant restaurant industry experience. Accordingly, Mr. Pittaway informed the Company Board that the M&A Committee exercised its previously delegated authority to allow the Company to enter into the Exclusivity Agreement with Party E at this time since their bid represented a higher and more credible bid. SRZ provided the Company Board with a summary of the terms of the Exclusivity Agreement.

Also at the meeting on August 11, 2011, members of the Company Board inquired of Jefferies regarding the process and their views on the advisability of entering into an exclusivity agreement at this time. Jefferies indicated, without making any analysis or giving any opinion as to the fairness of the offer, that Jefferies thought it was advisable to pursue the Exclusivity Agreement to determine whether it would ultimately yield a transaction that was appropriate for the Company Board to consider. The Company Board discussed the Company’s performance and some of the risks associated with the business given the extremely volatile stock market activity and the general negative sentiment by the market for so-called luxury brands like the Company’s.

On August 26, 2011, at the request of Party E, the Company executed a waiver under the Exclusivity Agreement to allow Party E to hold discussions with a potential strategic partner, which we refer to as Party F. On August 26, 2011, the Company executed a confidentiality agreement with Party F in the same form as described above.

On August 29, 2011, Party E submitted a revised non-binding offer of $6.50 per share, draft financing terms sheets and a markup of the draft merger agreement. Since Party E failed to reaffirm its offer of $7.25 per share, the Exclusivity Agreement terminated on August 29, 2011 by its terms. Party E expressed that the lower offer price reflected a deterioration in the financing markets and outlook for the economy since their August 3, 2011 offer and Party E’s refined view through due diligence of the more limited growth potential of the Company.

After termination of the Exclusivity Agreement, the M&A Committee instructed Jefferies to contact Fertitta to explore whether Fertitta was still willing to offer $7.00 per share to acquire the Company. Fertitta responded that, based on deterioration in the financing markets and lower outlook for the economy, it was prepared to offer $6.90 per share, subject to additional due diligence.

On August 31, 2011, the M&A Committee met with representatives of Jefferies and SRZ. Representatives of Jefferies provided an update on developments since the last meeting, including Party E’s revised proposal that resulted in termination of the Exclusivity Agreement and subsequent discussions with Party E and Fertitta. Jefferies reported that it had discussions with Party E advising them that they were no longer the highest bidder and Party E indicated that it was still interested in pursuing an offer for as much as $6.75 per share, depending on discussions with Party E’s strategic partner, Party F.

After discussion, the M&A Committee authorized continued discussions and negotiations with Fertitta regarding a transaction. The M&A Committee also instructed Jefferies to continue to respond to diligence requests by Party E and its strategic partner, Party F, and instructed Jefferies to continue to encourage Party E to increase its bid. The M&A Committee instructed SRZ to prepare a revised draft merger agreement to be sent to Fertitta and authorized Mr. Pittaway to lead negotiations over the merger agreement, although the M&A Committee, which Mr. Pittaway updated and kept informed on a regular basis, and the Company Board retained the full power to approve the terms of the merger agreement.

On September 2, 2011, Jefferies sent Fertitta a revised draft merger agreement prepared by SRZ in response to HB’s comments received with Fertitta’s August 1, 2011 bid and related disclosure schedules prepared by the Company.

On September 6, 2011 representatives of Fertitta and Jefferies attended due diligence presentations by the Company’s management.

On September 8, 2011, SRZ prepared and representatives of Jefferies sent Party E a list of threshold issues arising from comments on the merger agreement received with Party E’s August 29, 2011 bid.

On September 8, 2011, the Company’s general counsel and representatives of Jefferies and SRZ held a conference call with representatives of Fertitta and HB to discuss the terms of the revised draft merger agreement sent in response to HB’s markup. The discussion covered, among other things, the definition of company material adverse effect, closing conditions, the negative covenants imposed on the Company between signing of the merger agreement and closing and other material terms. Representatives of Fertitta stated that they continued to perform diligence and formulate their plan of financing of the potential transaction.

On September 9, 2011, representatives of HB sent SRZ additional comments on the merger agreement.

On September 9, 2011, representatives of SRZ held a conference call with representatives of Party E’s legal counsel regarding the list of threshold issues in the merger agreement markup submitted with Party E’s August 29, 2011 bid. SRZ presented the Company’s position on key points, including seeking improvements in deal certainty by eliminating closing conditions.

On September 12, 2011, representatives of HB sent representatives of SRZ a list of significant open items in the merger agreement based on the discussions held on September 8, 2011.

In or around mid-September 2011, Jefferies informed Mr. Pittaway that Fertitta was facing challenges in securing financing for an acquisition of the Company, including as a result of market conditions and restrictions under Landry’s outstanding debt obligations. Jefferies informed Mr. Pittaway that Fertitta had asked if it would be possible for Jefferies or its affiliates to provide financing to Fertitta for a transaction with the Company, that Jefferies had replied that the engagement letter between the Company and Jefferies prohibited Jefferies or its affiliates from providing financing for any of the potential purchasers without the Company’s prior written consent, and that Jefferies suggested that Fertitta consider whether it could finance the acquisition through CJAC, a wholly-owned subsidiary of FEI, and an affiliate of Fertitta that Jefferies was familiar with due to its knowledge of Fertitta’s structure.

On September 19, 2011, Mr. Pittaway, on behalf of the M&A Committee, informally updated the other members of the Company Board on the status of negotiations with Fertitta and Party E. Mr. Pittaway also reminded the other directors that Jefferies and its affiliates had provided significant financial advisory and financing services to Fertitta, particularly in the last three years but that the engagement letter between the Company and Jefferies prohibited Jefferies or its affiliates from providing financing for any of the potential purchasers without the Company’s prior written consent. Based on Jefferies’ conversations with Mr. Pittaway that Fertitta was having difficulty securing financing for a transaction and that Fertitta had already inquired if Jefferies or its affiliates could provide financing for a transaction with the Company, the M&A Committee also informally discussed the possibility that Jefferies or its affiliates might be asked by Fertitta to provide financing for a transaction and the possibility of the Company engaging a second independent investment bank to advise the Company and deliver a fairness opinion because of the conflict of interest raised by Jefferies or one of its affiliates providing such financing.

On September 19, 2011, representatives of Party E and Party F attended due diligence presentations by the Company’s Management.

On September 22, 2011, due to the uncertainty experienced by Fertitta of its ability to finance a transaction through Landry’s, the M&A Committee instructed Jefferies to analyze, on behalf of the Company, potential financing structures available to Fertitta in connection with an acquisition of the Company, including through CJAC, so that the Company would be able to evaluate Fertitta’s financing plans if and when presented to the Company.

Throughout the remainder of September and October, Fertitta continued to perform diligence on the Company.

In late September or early October, Jefferies informed Mr. Pittaway that due to increases in interest rates driven by the financial crisis, Jefferies’ analysis indicated that Fertitta would not be able to finance a transaction through Landry’s, Fertitta’s principal operating business. Jefferies identified CJAC as an entity that might be used to finance a transaction with the Company.

Jefferies later reported that Fertitta had discussed financing for an acquisition of the Company by CJAC with potential financing sources but those potential financing sources were likely not willing to provide financing for an acquisition of the Company using CJAC and that there was a possibility that Fertitta would ask Jefferies to consider providing financing to Fertitta in connection with a transaction with CJAC. Based on this information, after consultation with other members of the M&A Committee in anticipation of the possible need for the

Company to engage a second independent financial advisor, Mr. Pittaway, on behalf of the M&A Committee, began discussions with alternative potential financial advisors.

On October 17, 2011, the Company’s general counsel and representatives of Jefferies and SRZ held a conference call with representatives of Fertitta and HB to discuss the significant open issues in the merger agreement based on the discussions held on September 8, 2011 and HB’s list sent on September 12, 2011. Representatives of Fertitta described potential financing for an acquisition of the Company by CJAC.

On October 19, 2011, the M&A Committee met with representatives of Jefferies and SRZ. Representatives of Jefferies updated the M&A Committee on discussions with other potential buyers and negotiations with Fertitta including that Fertitta had reaffirmed it was prepared to offer $6.90 per share, subject to continued due diligence. Representatives of Jefferies reported to the M&A Committee that Party E had ceased participation in the process, citing their view of the Company’s future growth and that Party F was not interested in pursuing a transaction on its own. Representatives of Jefferies reported that Party A and Party B indicated that they are not willing to offer a price higher than $6.00 per share. Representatives of Jefferies also indicated that negotiations of confidentiality agreements with two additional financial sponsors were in process.

Representatives of Jefferies described the results of their analysis, undertaken on behalf of the Company, of Fertitta’s ability to finance an acquisition of the Company. Representatives of Jefferies then indicated that Fertitta had discussed financing for an acquisition of the Company by CJAC with several financing sources but that those potential financing sources had not indicated a willingness to provide such financing. Jefferies indicated that, based on its familiarity with Fertitta, and subject to completion of satisfactory due diligence and satisfaction of Jefferies and its affiliates internal approval process, Jefferies, or one of its affiliates, would be willing to consider providing financing to CJAC for an acquisition of the Company if requested by Fertitta and permitted by the Company.

After excusing Jefferies from the meeting, the M&A Committee engaged in a thorough discussion of the positive and negative issues associated with releasing Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing to Fertitta if requested by Fertitta. After discussion, the M&A Committee determined that allowing Jefferies or one of its affiliates to provide debt financing to Fertitta was advisable, based on the absence of the availability of alternative financing for Fertitta who was the leading bidder, and the ability of the Company to engage an independent financial advisor to advise the Company and complete the process and consultation with the Company’s legal counsel. The M&A Committee concluded it would recommend that the Company Board release Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing if requested by Fertitta. However, in light of Jefferies, or one of its affiliates, involvement in providing financing to Fertitta or its affiliates, the M&A Committee also determined that it was advisable that the Company engage an independent financial advisor to provide financial advice and to render, upon request, an opinion to the Company Board regarding the fairness, from a financial point of view, to the Company and its stockholders of the price to be paid in an acquisition of the Company. Having been advised by Jefferies earlier in October of the status of Fertitta’s financing, Mr. Pittaway had had discussions with four potential independent investment advisors in early October. Mr. Pittaway described to the M&A Committee those discussions and the qualifications of the potential independent advisors and their prior relationship, if any, with Fertitta and other related considerations. After discussion, based on the prior experience of each of the potential independent investment advisors and other related factors, the M&A Committee determined to recommend that the Company Board engage KeyBanc Capital Markets Inc. (“KBCM”) as an independent financial advisor to the Company.

Beginning on October 19, 2011, KBCM met with members of the Company’s management to familiarize itself with the Company’s business and financial condition as well as the exploration of strategic alternatives process to date.

On October 24, 2011, HB sent SRZ a revised draft merger agreement based on the discussion held on October 17, 2011. On October 24, 2011, the Company executed a confidentiality agreement in the same form as described above with a financial sponsor, which we refer to as Party G. Party G never submitted an offer.

On October 26, 2011, the Company Board met, with representatives of SRZ in attendance. Mr. Pittaway, on behalf of the M&A Committee, updated the Company Board on the exploration of strategic alternatives process to date. Mr. Pittaway described the request by Fertitta that Jefferies or one of its affiliates consider providing financing for Fertitta to pursue an acquisition of the Company and the M&A Committee’s recommendation that the Company Board release Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing to Fertitta. Mr. Pittaway also described the M&A Committee’s recommendation that the Company engage KBCM as an independent financial advisor. The Company Board, after discussion and based, in part, upon the recommendation of the M&A Committee, approved Jefferies or one of its affiliates providing financing to Fertitta and approved the engagement of KBCM.

The Company and Jefferies executed an amendment, dated as of October 26, 2011, to the engagement letter between the Company and Jefferies to reflect the engagement of KBCM by the Company as an independent financial advisor, the agreement by Jefferies to reduce its fees under its engagement letter by the amount of fees payable by the Company to KBCM (up to $600,000), to provide that unless otherwise requested by the Company Board that Jefferies would direct all substantive discussions with any current, former or prospective interested parties regarding a possible transaction, including Fertitta and any other entities that contact Jefferies regarding a potential transaction, to KBCM and not engage in further substantive discussions with any counterparties regarding a transaction and to document the Company’s consent for Jefferies or one of its affiliates to provide financing to Fertitta in connection with a transaction and to waive conflicts, including with respect to certain senior personnel of Jefferies, with respect to that arrangement. Jefferies informed the Company that it put information barriers between the team at Jefferies and its affiliates providing financing to Fertitta and certain senior personnel at Jefferies and its affiliates on the one hand, and the Jefferies team acting as the Company’s financial advisor on the other hand.

From and after October 26, 2011, Jefferies did not interact with potential bidders as a financial advisor on behalf of the Company (other than to refer inquiries to KBCM), Jefferies played no role in the negotiations between the Company and Fertitta and otherwise ceased participation in the exploration of strategic alternatives process on behalf of the Company other than delivering, at the request of the Company Board, the fairness opinion described below.

The Company and KBCM executed an engagement letter, dated as of October 26, 2011, pursuant to which KBCM agreed to act as an independent financial advisor to the Company. The M&A Committee directed KBCM to familiarize itself with the Company, review the exploration of strategic alternatives process to date and become the point of contact for potentially interested parties, including reengaging with parties who had previously shown interest and potentially engaging additional parties that were not previously contacted as part of the process.

On October 27, 2011, SRZ sent a revised draft merger agreement and related disclosure schedules in response to HB’s comments received on October 24, 2011.

On October 27, 2011, HB sent to SRZ a draft stockholder support agreement.

On October 28, 2011, the Company executed a confidentiality agreement in substantially the same form as described above with a financial sponsor, which we refer to as Party H. Although Party H engaged in certain diligence, it never submitted an offer. Also on October 28, 2011, KBCM met with management of the Company to discuss the process to date, current status and next steps as well as the Company’s business, prospects and outlook.

On November 10, 2011, representatives of Fertitta, HB, the M&A Committee, KBCM and SRZ met to discuss the merger agreement and the status of the process.

On November 11, 2011, SRZ sent HB a revised draft merger agreement based on discussions held the prior day.

On November 15, 2011, representatives of SRZ and HB discussed the revised draft merger agreement.

On November 28, 2011, the Company Board met with representatives of KBCM and SRZ. Mr. Pittaway, on behalf of the M&A Committee, updated the Company Board on the exploration of strategic alternatives, including that the audit of the CJAC financial statements, which was required for Jefferies Finance’s financing commitment, had not yet been completed. Representatives of KBCM provided a summary of KBCM’s activities since being engaged on October 26, 2011. Representatives of KBCM updated the Company Board on the exploration of strategic alternatives process to date, including the activity of Fertitta and other potentially interested parties.

KBCM reported that KBCM contacted 16 potential interested parties, 13 of whom were parties previously contacted by Jefferies earlier in the process, including Party A, Party B and Party E, and 3 of whom had not previously been contacted by Jefferies. Of the 16 potential bidders, 15 were financial sponsors and 1 was a strategic purchaser. KBCM reported that 14 of the parties contacted had declined to proceed and the remaining parties were continuing to review diligence. KBCM said the general feedback from those declining the opportunity was that the economy remains challenging and that the Company’s potential growth appeared to be in international markets, which was a challenge the potential bidders did not want to undertake. KBCM then presented to the Company Board materials regarding public market and transaction based valuation perspectives, including various financial analyses.

From December 2, 2011 through December 15, 2011, Fertitta and HB continued due diligence and SRZ and HB continued to negotiate to resolve the remaining issues in the merger agreement. Also during this period, the Company and its advisors engaged in “reverse” due diligence on CJAC, and representatives of the M&A Committee, SRZ and KBCM were afforded an opportunity to review and comment upon Fertitta’s financing commitment letter from Jefferies Finance LLC (“Jefferies Finance”). On December 12, 2011 representatives of Fertitta, HB, SRZ, Jefferies Finance and its legal counsel and KBCM, held a conference call to discuss Fertitta’s financing commitment and Fertitta’s proposal to structure an acquisition by a newly formed holding company of CJAC. During this call, Mr. Pittaway, KBCM and SRZ asked diligence questions regarding CJAC’s capital structure, balance sheet, business operations and financial condition. Mr. Pittaway and SRZ expressed concerns that CJAC was not intended to be a party to the merger agreement but the financing commitment included a condition requiring satisfaction of a pro forma leverage ratio of CJAC and the Company on a combined basis. As a result of this discussion, Fertitta agreed that CJAC would be a party to the merger agreement would make representations and warranties regarding its financial condition and would agree to guarantee all payment obligations of Parent and Purchaser under the agreement and any claims for damages for breaches by Parent or Purchaser and also agree to be bound by those provisions in the merger agreement that impose obligations on, or restrict, prohibit or limit the activities of CJAC as a subsidiary or affiliate of Purchaser or Parent. After further diligence review by the Company, KBCM and SRZ and discussions among the parties, Fertitta agreed that FEI, the parent of CJAC and Landry’s would be a party to the merger agreement and that FEI would agree to (i) cause one or more of its affiliates to repay certain obligations of CJAC to facilitate the transaction and the pursuit of remedies by the Company in the event of a breach of the merger agreement by Parent, Purchaser or CJAC and (ii) if and to the extent necessary to consummate the financing, cause HoldCo to contribute as equity to Parent additional amounts of the proceeds of the repayment of specified CJAC indebtedness as contemplated by the financing commitments. In addition, Jefferies Finance agreed to modifications of the Commitment Letter to lessen conditionality, including an acknowledgement that as of September 30, 2011, it had received pro forma financial statements as of September 30, 2011 and that such pro forma financial statements demonstrate sufficient EBITDA to support the incurrence on the closing date of $200 million of term loans and up to $4.5 million of revolving credit loans.

Representatives of Fertitta conducted meetings at the Company’s offices with members of the Company’s management and corporate staff during the period from December 13 to December 15, 2011.

On December 15, 2011, the Company Board held a meeting, joined by representatives of KBCM, Jefferies, SRZ and RLF. Representatives of KBCM reviewed KBCM’s financial analyses of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in KBCM’s written opinion, the $6.90 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Parent, Purchaser and their respective affiliates. Representatives of Jefferies reviewed Jefferies’ financial analyses of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in Jefferies’ written opinion, the $6.90 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Parent, Purchaser and their respective affiliates. Representatives of Jefferies were then excused from the remainder of the meeting.

Representatives of RLF presented a review of the Company Board’s fiduciary duties with respect to the proposed transaction. SRZ provided a summary of the key provisions of the Merger Agreement and Fertitta’s financing commitment. The Company Board then discussed the proposed transaction as well as the fact that the Company had been exploring strategic alternatives for nine months in a publicly disclosed sales process, during which process representatives of Jefferies and KBCM had reached out to over 100 potential buyers, a number of which conducted extensive due diligence on the Company. The Company Board also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below.

After further deliberations, the Company Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and its stockholders, and the Company Board approved the Merger Agreement, the Offer, the Top-Up Option and the Merger. The Company Board recommended that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders. The Company Board also resolved, by unanimous vote, to redeem the Preferred Stock in accordance with the Certificate of Designations governing the rights of the Preferred Stock.

Thereafter the parties executed the Merger Agreement and the appropriate parties executed and delivered the support agreement and the financing commitment letter. On December 16, 2011 before the opening of trading on the NYSE, each of the Company and Fertitta issued a press release announcing the execution of the merger agreement.

On December 19, 2011, Castle Harlan Partners III, L.P. filed with the SEC an amendment to its statement of beneficial ownership on Schedule 13D, disclosing its execution of the stockholder support agreement.

On December 23, 2011, as permitted by the Merger Agreement, the Company sent holders of the Preferred Stock a notice of redemption that the Company will redeem all of the outstanding shares of Preferred Stock for $5.00 per share in cash, without interest, less any applicable tax withholding, on January 23, 2012, as permitted pursuant to the Certificate of Designations governing the rights of the Preferred Stock.

On December 27, 2011, Fertitta, Purchaser, Parent, CJAC and FEI collectively filed with the SEC a statement of beneficial ownership on Schedule 13D, in which they reported beneficial ownership of shares of Company Common Stock previously reported on the Schedule 13G filed by Fertitta with the SEC on February 14, 2011 and disclosed the execution of the Merger Agreement and the transactions contemplated thereby.

The Offer was commenced by the Purchaser on December 30, 2011 and this Statement was filed that same day.

On January 3, 2012, the Company was notified that early termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) had been granted.

On January 23, 2012, the Company completed the redemption of all of the outstanding Preferred Stock and issued a press release and filed a Form 8-K with the SEC announcing that the redemption of the Preferred Stock was completed.

Opinions of the Company’s Financial Advisors.

Opinion of Jefferies

Item 4, “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of Jefferies” is amended and supplemented as follows:

Jefferies was requested to render an opinion to the Company Board as to whether the Offer Price of $6.90 per share to be paid to holders of the Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than Fertitta. On December 15, 2011, Jefferies delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, the consideration to be paid pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than Fertitta.

The full text of Jefferies’ opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. The Company encourages its stockholders to read the Jefferies opinion carefully and in its entirety. Jefferies’ opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and addresses only the fairness, from a financial point of view and as of the date of Jefferies’ opinion, of the Offer Price to be paid to the holders of the Company Common Stock other than Fertitta and does not address any other aspect of the Offer and the Merger. Jefferies’ opinion does not constitute a recommendation as to whether any holder of the Company Common Stock should tender their shares in the Offer or how any holder of the Company Common Stock should vote on any matter related to the Merger or any other matter. The summary of Jefferies’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Jefferies, among other things:

(a) reviewed a draft dated December 2, 2011 of the Merger Agreement;

(b) reviewed certain publicly available financial and other information about the Company;

(c) reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(d) held discussions with members of senior management of the Company concerning the matters described in clauses (b) and (c) above;

(e) reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

(f) compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

(g) conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company’s management that it is not aware of any facts or circumstances that would make this information misleading.

In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, nor was Jefferies furnished with any such evaluations or appraisals of such physical inspections. Jefferies did not assume any responsibility to obtain any such evaluations or appraisals. Jefferies assumed that the representations and warranties of all parties contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the proposed Offer and the Merger will be satisfied without waiver or amendment thereof.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal, tax or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal, tax and accounting advice given to the Company and the Company Board, including, without limitation, advice as to the legal, tax and accounting consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and holders of the Company Common Stock. Additionally, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of the Company Common Stock.

Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it, and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Jefferies’ opinion does not address (1) the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, including, but not limited to, continuing to operate on a stand-alone basis, (2) the overall merits of the Offer and the Merger, the underlying business decision by the Company to engage in the Offer and the Merger, the terms of the Merger Agreement or the documents referred to in that agreement, or (3) any other elements of the Offer and the Merger. In addition, Jefferies’ opinion does not address the fairness to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of the Company. Without limiting the generality of the foregoing, Jefferies expressed no opinion as to the solvency of the Company or the Purchaser either before or after the Merger or the ability of the Company to satisfy its liabilities and obligations to employees, creditors or other constituencies or stakeholders in the Company.

The following is a summary of the material analyses performed by Jefferies in connection with the preparation of its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Jefferies, and Jefferies drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Offer and the Merger.

Selected Publicly-Traded Companies Analysis

In order to assess how the public market values shares of comparable publicly-traded companies, Jefferies reviewed selected historical financial data of the Company and compared them to corresponding financial data for selected publicly-traded companies in the restaurant industry sector which Jefferies believed were comparable to the company’s business and operating profile based on its professional judgment informed by extensive experience in the restaurant and food-service sector. Jefferies selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources.

Jefferies derived and compared multiples for the Company and the selected publicly-traded companies identified below, calculated as follows:

•	the enterprise value divided by projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2011, which is referred to as “2011 TEV/EBITDA”; and

•	the enterprise value divided by projected EBITDA for calendar year 2012, which is referred to as “2012 TEV/EBITDA”.

Company	2011 TEV/EBITDA	2012 TEV/EBITDA
Benihana Inc.	N/A	N/A
Bravo Brio Restaurant Group, Inc.	7.7x	6.5x
Brinker International Inc.	7.1x	6.6x
The Cheesecake Factory Incorporated	7.2x	6.8x
Darden Restaurants, Inc.	7.2x	6.6x
O’Charley’s Inc.	5.5x	6.0x
P.F. Chang’s China Bistro, Inc.	5.3x	5.5x
Red Robin Gourmet Burgers Inc.	6.2x	5.5x
Ruby Tuesday, Inc.	6.5x	5.4x
Ruth’s Hospitality Group Inc.	6.1x	5.6x
Texas Roadhouse Inc.	7.0x	6.6x

Utilizing what Jefferies believed, based on its professional judgment informed by extensive experience in the restaurant and food-service sector, and considering factors including historic EBITDA margins, same-store sales and growth rates, to be a representative multiple range of the selected publicly-traded companies, Jefferies then calculated a range of implied values per share of the Company Common Stock based on the Company’s projected EBITDA for 2011 and 2012.

This analysis indicated an implied price per share value range for the Company of $4.50 to $9.91. A summary of the analysis is below.

	Comparable Public Company Multiple Range	Morton’s EBITDA(1)(2)	Implied Morton’s Price Per Share Value Range
2011 TEV/EBITDA(1)	5.25x – 7.25x	$28.4M	$4.50 – $7.86
2012 TEV/EBITDA(1)	5.00x – 6.75x	$35.6M	$6.22 – $9.91

(1)	The comparable companies’ EBITDA exclude stock-based compensation expense and restaurant pre-opening costs. The Company’s EBITDA excludes stock-based compensation expense and restaurant pre-opening costs of $1.4 million and $0.3 million in 2011, respectively, and $1.0 million and $1.9 million in 2012, respectively.
(2)	The Company’s EBITDA was adjusted to exclude 50% of the EBITDA from its Joint Venture (“JV”) restaurants in Shanghai and Mexico, which was $0.9 million and $0.4 million, respectively for 2011, and $1.1 million and $0.4 million, respectively, in 2012. The Company’s debt was also adjusted to exclude 50% of its JV debt, or $3.5 million, associated with those locations.

Jefferies then compared the ranges of implied values per share of the Company Common Stock based on the Company’s projected EBITDA and earnings for 2011 and 2012 against the Offer Price of $6.90 per share of Company Common Stock.

Selected Precedent M&A Transaction Analysis

Jefferies reviewed M&A transactions involving target companies in the casual and fine dining restaurant industry sector that were announced between February 1, 2007 and the date of Jefferies’ opinion and which Jefferies believed were comparable to the Company’s financial and operating profile. Jefferies selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources.

Using this information, Jefferies analyzed the transaction value for each transaction identified below as follows:

•	the enterprise value divided by EBITDA of the last twelve months preceding each transaction (“LTM”), which is referred to as “LTM TEV/EBITDA”.

Target	Acquiror	Announcement Date	LTM TEV/Revenue	LTM TEV/EBITDA
McCormick & Schmick’s	Landry’s Restaurants, Inc.	November 2011	0.4x	6.6x
California Pizza Kitchen, Inc.	Golden Gate Capital	May 2011	0.7x	6.9x
Hooters of America. & Texas Wings	Chanticleer Holdings, HIG Capital, etc.	January 2011	N/A	6.7x
CraftWorks Restaurants	Centerbridge Partners L.P.	November 2010	N/A	6.1x
Claim Jumper Restaurants, LLC	Landry’s Restaurants Inc.	October 2010	0.3x	N/A
LRI Holdings, Inc.	Kelso & Company	August 2010	1.0x	7.6x
Dave & Buster’s Inc.	Oak Hill Capital Partners	May 2010	1.1x	6.9x
Landry’s Restaurants Inc.	Management	November 2009	1.2x	7.2x
BUCA, Inc.	Planet Hollywood International Inc.	August 2008	0.1x	5.8x
Max & Ermas Restaurants Inc.	G&R Acquisition, Inc.	August 2008	0.3x	7.1x
RARE Hospitality International Inc.	Darden Restaurants Inc.	August 2007	1.3x	9.9x
Champps Entertainment, Inc.	F&H Acquisition Corp.	July 2007	0.3x	5.3x
Back Yard Burgers	Cherokee Advisors LLC	June 2007	0.8x	6.6x
Friendly Ice Cream Corp.	Sun Capital Partners	June 2007	0.6x	8.3x
The Smith & Wollensky	Patina Restaurant Group	February 2007	0.8x	12.0x

Jefferies, recognizing that Company’s business is a lower margin, lower growth business than certain of the target companies identified above and that the market environment for the Offer and the Merger is different from the market environment when certain of the transactions identified occurred, applied its professional judgment informed by extensive experience in the restaurant and food-service sector and identified what it believed to be a representative multiple range within the precedent transaction set. Utilizing this representative multiple range, Jefferies then calculated a range of implied values per share of Company Common Stock based on the Company’s 2011 projected EBITDA.

This analysis indicated an implied price per Share value range for the Company of $4.92 to $7.44. A summary of the analysis is below.

	Comparable Transaction Multiple Range	Morton’s EBITDA(1)(2) (millions)	Implied per Share Value Range
LTM TEV/EBITDA(1)	5.5x – 7.0x	$28.4	$4.92 – $7.44

(1)	The Company’s EBITDA excludes stock-based compensation expense and restaurant pre-opening costs of $1.4 million and $0.3 million, respectively, in 2011.
(2)	The Company’s EBITDA was adjusted to exclude 50% of the EBITDA from its Joint Venture (“JV”) restaurants in Shanghai and Mexico which was $0.9 million and $0.4 million, respectively for 2011. The Company’s debt was also adjusted to exclude 50% of its JV debt, or $3.5 million, associated with those locations.

Jefferies then compared the ranges of implied value per share of the Company Common Stock against the Offer Price of $6.90 per share of Company Common Stock.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis using the exit multiple method to derive implied per share equity reference ranges for the Company based on the implied net present value of the Company’s free cash flows projected through the fiscal year ending December 31, 2015. The free cash flows employed in this calculation were calculated based upon management’s projections (assuming an estimated tax rate of 20%, representing an estimate of the Company’s effective corporate tax rate for 2013 – 2015 as set forth in the Projections), which are described in this Statement under the heading “Item 8. Additional Information—Certain Company Prospective Financial Information”, as: EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, and excluding stock-based compensation and pre-opening costs), less 50% of EBITDA from JV restaurants (as described below), less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures, less the change in net working capital, less pre-opening costs. The free cash flows arrived at from this calculation were $15.7 million, $15.5 million, $17.7 million and $22.7 million for the years 2012, 2013, 2014 and 2015, respectively.

In this analysis, Jefferies calculated these ranges using the Company’s management’s financial projections, discount rates ranging from 15.5% to 16.5% derived from analysis of the weighted average cost of capital of the selected publicly-traded company comparables; and terminal TEV/EBITDA multiples ranging from 5.50x to 7.00x derived from analysis of TEV/EBITDA transaction multiples of the selected precedent transaction companies. To determine the implied total equity value for the Company, Jefferies added cash and cash equivalents to the implied enterprise value for the Company and subtracted the total debt. The analysis indicated a range of implied values per share of Company Common Stock of approximately $9.03 to $12.34.

The Company’s management advised Jefferies that the range of implied perpetual growth rates derived from the analysis described in the preceding paragraph did not reflect management’s expectations. Accordingly, in addition to applying a range of exit multiples to the Company’s terminal EBITDA as described, management advised Jefferies it considered a 2% perpetual growth rate reasonable, and Jefferies considered the implied per share value assuming this growth rate, which analysis indicated a range of implied values per share of the Company Common Stock, using discount rates ranging from 15.5% to 16.5%, of approximately $6.26 to $7.15.

The Company’s management’s projections for the discounted cash flow analysis were adjusted to exclude stock based compensation of $1.7 million and pre-opening costs of $3.4 million from EBITDA in the terminal year, and 50% of EBITDA from JV restaurants of $1.5 million, $1.6 million, $1.7 million and $1.7 million in 2012, 2013, 2014 and 2015, respectively. The Company’s debt was also adjusted to exclude 50% of its current JV debt, or $3.5 million.

Jefferies then compared the ranges of implied value per share of the Company Common Stock against the Offer Price of $6.90 per share of Company Common Stock.

Premiums Paid Analysis

Jefferies reviewed publicly available information and analyzed the premiums offered in selected transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Jefferies selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources and applied the following criteria:

•	transactions in which the target company was a publicly-traded company;

•	transactions where the consideration was 100% cash and which had a value of between $50 million and $250 million; and

•	transactions announced between January 1, 2008 and December 13, 2011.

The transaction types excluded restructurings, repurchases, recapitalizations, tender offers and spin-outs and transactions involving exchange traded funds, financial service firms and insurance companies.

Jefferies performed its analysis on 116 transactions that satisfied the criteria described above. For each of these transactions, Jefferies calculated the premium represented by the applicable transaction consideration over the target’s closing share price one trading day, one week and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

	1-Trading Day Prior	1 Week Prior	1 Month Prior
Premium Percentage
Highest	465%	306%	370%

75th Percentile	62%	72%	71%

Median	39%	41%	44%

25th Percentile	24%	27%	31%

Lowest	0%	(26)%	(40)%

Using the 25th and 75th percentile premiums set forth above and the closing price of $5.21 per share of the Company Common Stock on December 13, 2011, this analysis indicated a range of implied values per share of the Company Common Stock of approximately $6.38 to $9.03. Jefferies then compared this range of implied values per share of Company Common Stock to the Offer Price of $6.90 per share of Company Common Stock.

Wall Street Research

Jefferies presentation to the Company Board included a summary of Wall Street research including that on October 27, 2011, Wells Fargo Securities announced a $6.00 - $7.00 twelve month target price for the Company Common Stock and that on October 31, 2011, Piper Jaffray announced a $9.00 twelve month target price for the Company Common Stock.

General

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Jefferies may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any individual analysis described above should therefore not be taken to be Jefferies’ view of the value of the Company.

No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the proposed Offer and the Merger. In selecting and evaluating the companies and transactions described above and in performing its analyses, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Jefferies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company or transaction data.

Jefferies prepared these analyses solely for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Offer Price per share of Company Common Stock to be received by the holders of the Company Common Stock entitled to receive such consideration pursuant to the Merger Agreement other than Fertitta. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Jefferies’ analyses are inherently subject to substantial uncertainty, and Jefferies assumes no responsibility if future results are materially different from those forecasted in such estimates. The consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement was determined through negotiations between the Company and Fertitta and was approved by the Company Board. Jefferies did not recommend any specific consideration to the Company Board or that any specific consideration constituted the only appropriate consideration with respect to the Offer and the Merger.

As described in “—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”, in October 2011, Jefferies agreed to participate in the financing process for Fertitta and ceased participation in the Company’s sale process, which was conducted by KBCM beginning on October 26, 2011.

Under the terms of Jefferies’ engagement by the Company Board, the Company agreed to pay Jefferies a fee of $500,000 upon delivery of its opinion, which fee is payable independent of the conclusion reached in its opinion and regardless of whether the Offer and the Merger is consummated, and a transaction fee of up to approximately $2.6 million upon completion of the Offer and the Merger. The transaction fee payable to Jefferies, if any, will be reduced by the amount of the opinion fee actually paid to Jefferies, and the total fees payable to Jefferies under the terms of Jefferies’ engagement will be reduced by the aggregate amount of fees and expenses actually paid to KBCM pursuant to the terms of KBCM’s engagement with the Company Board, provided that any such reduction shall not exceed the lesser of $600,000 and the amount of fees actually paid to Jefferies in connection with the Offer and the Merger. Jefferies also will be reimbursed for all out-of-pocket expenses incurred up to $25,000, and not more than $75,000 of fees and expenses of its legal counsel, regardless of whether the Merger occurs. The Company agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by Jefferies under such engagement, except in the case of gross negligence or willful misconduct.

Jefferies has not, in the past, provided financial advisory and financing services to the Company and/or its affiliates.

Since January 2009, Jefferies or its affiliates have provided financial advisory and financing services to Fertitta in the ordinary course of business, and in connection with those services Jefferies or its affiliates received approximately $26 million in fees from Fertitta. In addition, Jefferies or its affiliates expect to receive fees in the amount of approximately $4.7 million in connection with its financing of the acquisition of McCormick & Schmick’s Seafood Restaurants, Inc.

As discussed above and in “—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”, Jefferies Finance is providing financing to Fertitta in connection with the Merger. In that capacity, Jefferies Finance expects to receive fees of approximately $6.3 million. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or Fertitta and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates may seek to, in the future, provide financial advisory and financing services to the Company, Fertitta or entities that are affiliated with the Company or Fertitta, for which Jefferies and its affiliates would expect to receive compensation.

Opinion of KBCM

Item 4, “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisors—Opinion of KBCM” is amended and supplemented as follows:

KBCM was asked by the Company Board to render an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. On December 15, 2011, KBCM delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations and qualifications contained in its opinion, and other matters KBCM considers relevant, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

The full text of the written opinion of KBCM is attached to this Statement as Annex II and incorporated into this Schedule 14D-9 by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

KBCM was retained to serve as an advisor to the Company Board and not as an advisor to or agent of any stockholder of the Company. KBCM’s opinion was prepared for the information and assistance of the Company Board and is directed only to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not address the Company’s underlying business decision to enter into the Merger Agreement or any other terms of the Offer, the Merger or the Merger Agreement. KBCM’s opinion does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender shares of Company Common Stock into the Offer contemplated by the Merger Agreement, whether such stockholder should provide its written consent to the Merger or how such stockholder should vote at any meeting of the stockholders of the Company. In addition, KBCM does not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to public stockholders of the Company.

KBCM did not recommend the Offer Price or the consideration to be paid in the Offer and the Merger; such amounts were determined in negotiations between the Company and Parent in which KBCM did not advise the Company Board. No restrictions or limitations were imposed by the Company Board on KBCM with respect to the investigations made or the procedures followed by KBCM in rendering its opinion.

In rendering its opinion, KBCM reviewed, among other things:

•	a draft of the Merger Agreement, dated December 15, 2011;

•

certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for the years ended January 4, 2009, January 3, 2010 and January 2, 2011, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended April 3, 2011, July 3, 2011 and October 2, 2011;

•

certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to KBCM by the Company for purposes of its analysis;

•	certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock;

•	certain publicly available information concerning Parent and its financing sources;

•

certain publicly available information with respect to certain other publicly traded companies that KBCM believed to be comparable to the Company and the trading markets for certain of such other companies’ securities;

•	certain publicly available information concerning the nature and terms of certain other transactions that KBCM considered relevant to its inquiry;

KBCM also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters KBCM believed relevant to its inquiry. KBCM also considered such other data and information it judged necessary to render its opinion.

You should note that, in its review and analysis and in arriving at its opinion, KBCM assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KBCM or publicly available and have assumed and relied upon the representations and warranties of the Company, Parent, Purchaser, FEI and CJAC contained in the Merger Agreement. KBCM was not engaged to, and did not independently attempt to, verify any of such information. KBCM also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company Board’s consent, KBCM assumed that such projections were reasonably prepared and reflected the best currently available estimates and judgments of the Company. KBCM was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and expressed no view as to such projections or assumptions. In addition, KBCM did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor was KBCM furnished with any such evaluation or appraisal. KBCM also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without a material adverse effect on the Company or the Offer or the Merger.

KBCM’s opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, KBCM does not have the obligation to update, revise or reaffirm its opinion. KBCM’s opinion was approved by a fairness committee of KBCM.

KBCM was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Offer or the Merger. KBCM, with the consent of the Company Board, assumed that the final executed form of the Merger Agreement does not differ in any material respect from the draft that KBCM examined in rendering its opinion, and that the conditions to the Offer and the Merger as set forth in the Merger Agreement would be satisfied and that the Offer and the Merger would be completed on a timely basis in the manner contemplated by the Merger Agreement.

The following is a brief summary of the analyses performed by KBCM in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by KBCM but includes all material factors considered by KBCM in rendering its opinion. KBCM drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessments.

Each analysis performed by KBCM is a common methodology utilized in determining valuations. Although other valuation techniques may exist, KBCM believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for KBCM to arrive at its opinion.

Premiums Paid Analysis

Using publicly available information, KBCM reviewed and analyzed the historical trading prices for the Company Common Stock relative to the stock price premiums in 94 transactions involving U.S. targets with an enterprise value under $500 million and offer price per share greater than $1 since January 1, 2010. KBCM’s analysis excluded financial services, health care, real estate and technology industry transactions.

For each of the target companies involved in the 94 transactions, KBCM measured each transaction price per share relative to each target’s closing stock price per share one day, one week and four weeks prior to announcement of the relevant transaction in order to calculate the premium paid by the acquiror over the target’s closing stock price at those points in time. KBCM then determined the median, 25th percentile and 75th percentile premiums observed for the 94 transactions for each of the examined time periods, as set forth in the chart below.

Premiums Analysis

	1 Day	1 Week	4 Weeks
Precedent Transaction Premium
25th Percentile	13.71%	16.94%	17.65%
Median	37.24%	38.92%	34.80%
75th Percentile	54.58%	60.41%	60.12%

KBCM used the product of the four week median premium (34.8%) and the Company’s closing stock price on November 14, 2011 ($5.20) to determine the Company’s total enterprise value (“EV”) (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM calculated the ratio of the (i) EV to (ii) the Company’s last twelve months (“LTM”) of earnings before interest, taxes, depreciation and amortization (“EBITDA”) ended on the last day of the period covered by the Company’s most recent Form 10-Q filing (for the quarterly period ended October 2, 2011) adjusted for pre-opening expenses, stock-based compensation, Statement of Financial Accounting Standards 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses (“Company Adjusted EBITDA”), which yielded a multiple of 7.1x. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (6.6x to 7.6x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (7.1x) of the Company. From this analysis KBCM calculated a range of implied equity values per share of the Company Common Stock of approximately $6.21 to $7.80. KBCM noted that the holders the Company Common Stock will receive $6.90 per share in the Offer and the Merger.

No transaction utilized in the premiums paid analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent M&A Transaction Analysis

KBCM reviewed and analyzed certain financial data and the purchase price paid in comparable merger and acquisition transactions announced on or after January 1, 2008 for which relevant information was publicly available. No company or transaction used in the analysis was identical to the Company or the Offer or the Merger, and, as such, KBCM selected comparable transactions that include a broad range of casual dining restaurants based on its professional judgment informed by extensive experience in the restaurant and food-service sector.

Comparable Transactions

Target Name	Buyer Name	EV/LTM Adjusted EBITDA
McCormick & Schmick’s Seafood Restaurants, Inc.	Landry’s Restaurants, Inc.	6.7x
California Pizza Kitchen Inc.	Golden Gate Capital	6.9x
LRI Holdings, Inc.	Kelso & Company	6.9x
Landry’s Restaurants, Inc.	Fertitta Group	7.8x
Dave & Buster’s Holdings, Inc.	Oak Hill Capital Partners	6.9x

For each of these transactions, KBCM calculated the ratio of the target companies’ (i) EV to (ii) LTM of EBITDA ended on the last day of the period covered by each target company’s Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction or other publicly available information adjusted for pre-opening expenses, stock-based compensation and other one-time or non-cash items (“Adjusted EBITDA”). All multiples for the comparable transactions were based on available public information, and target company proxies were reviewed where available.

KBCM then determined the median multiples of EV to LTM Adjusted EBITDA for the selected precedent transactions. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (6.4x to 7.4x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (6.9x) of the precedent transactions.

KBCM then estimated a range of enterprise values for the Company by multiplying the endpoints of the EV to LTM Adjusted EBITDA multiple range by the Company’s estimated LTM Company Adjusted EBITDA of $27 million as of the most recent quarter ending October 2, 2011. These estimated enterprise value ranges correspond to a per share value of approximately $5.93 to $7.52 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company Common Stock calculated by KBCM based on precedent transactions against the Offer Price of $6.90 per share.

No transaction utilized in the precedent M&A transaction analysis is identical to the proposed Offer and the Merger. In evaluating the transactions, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBCM or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Comparable Public Company Analysis

KBCM reviewed and compared certain publicly available financial data and stock trading prices for comparable publicly traded companies chosen by KBCM based on its professional judgment informed by extensive experience in the restaurant and food-service sector. No company used in the analysis was identical to the Company, and as such, KBCM selected public comparables that include upscale/casual dining restaurant companies. The comparable companies selected by KBCM included:

Comparable Companies

Company Name	EV/LTM Revenue	EV/LTM Adjusted EBITDA
Ark Restaurants Corp.	0.3x	5.9x
Benihana Inc.	0.5x	4.4x
Bravo Brio Restaurant Group, Inc.	1.0x	7.7x
Darden Restaurants, Inc.	1.0x	7.0x
J. Alexander’s Corp.	0.3x	5.5x
Kona Grill Inc.	0.5x	6.1x
P.F. Chang’s China Bistro, Inc.	0.5x	4.3x
Ruth’s Hospitality Group Inc.	0.7x	5.5x
The Cheesecake Factory Incorporated	0.9x	7.5x

For each of these comparable companies, KBCM calculated the ratio of the comparable companies’ (i) EV to (ii) their LTM of Adjusted EBITDA ended on the last day of the period covered by each target company’s last filed Form 10-K or Form 10-Q, as applicable, as of December 12, 2011. All multiples for the comparable public companies were based on available public information.

KBCM then determined the median multiples of EV to LTM Adjusted EBITDA for the selected comparable companies. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (5.4x to 6.4x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (5.9x) of the comparable public companies.

KBCM then estimated a range of enterprise values for the Company by multiplying the endpoints of the EV to LTM Adjusted EBITDA multiple range by the Company’s estimated LTM Adjusted EBITDA of $27 million as of the most recent quarter ending October 2, 2011 (adjusted for pre-opening expenses, stock-based compensation, Statement of Financial Accounting Standards 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses). These estimated enterprise value ranges correspond to a per share value of approximately $4.38 to $5.97 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company Common Stock calculated by KBCM based on the comparable public companies against the Offer Price of $6.90 per share.

No company utilized in the comparable public company analysis is identical to the Company. KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable public companies (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

KBCM performed a discounted cash flow analysis on the Company using the perpetuity growth model method to calculate the implied “present value” of the Company’s free cash flows. KBCM analyzed various financial projections prepared by management of the Company and approved by the Company Board for the fiscal years 2012 through 2015. KBCM calculated the free cash flows by taking the LTM of Company Adjusted EBITDA and subtracting taxes (assuming an estimated tax rate of 35%, representing a normalized, blended federal and state corporate tax rate generally applicable to US corporations rather than the reduced historic and estimated effective tax rate set forth in the Projections), changes in working capital, capital expenditures and pre-opening expenses. Using the foregoing formula, KBCM calculated free cash flows for the years 2012 ($8.9 million), 2013 ($10.2 million), 2014 ($11.2 million), 2015 ($15.3 million) and the terminal year ($31.4 million). KBCM discounted to the present all of the Company’s projected cash flows and calculated a terminal value by applying a perpetuity growth rate. KBCM applied discount rates ranging from 14% to 16% to projected unlevered free cash flows of the Company for fiscal years 2012 through 2015 based upon comparable public companies (utilizing the same companies used in its Comparable Public Company Analysis discussed above). KBCM calculated a terminal value by applying a perpetuity growth rate to the forecasted terminal year projected free cash flow ranging from 1% to 2% based on KBCM’s professional judgment. The terminal value, based on applying the perpetuity growth rate range to the forecasted terminal year projected free cash flow, was then discounted to present at discount rates ranging from 14% to 16%, based on weighted average cost of capital. Based on this analysis, KBCM calculated an implied price per share of approximately $4.64 to $7.15 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company’s Common Stock calculated by KBCM against the Offer Price of $6.90 per share.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Leveraged Buyout Analysis

KBCM performed an analysis of the potential value of the Company from a financial buyer’s perspective given current debt market and private equity market conditions. KBCM applied an expected internal rate of return range of 25% to 30%, which it felt was an appropriate range that financial buyers may target given the cyclical, discretionary characteristics of the Company. KBCM also assumed the following:

•	An assumed transaction date of December 31, 2011;

•	The retiring of the Company’s existing senior credit facility;

•

The rollover of certain Company debt, including a mortgage loan of $2.5 million, a non-recourse loan of $1.6 million and joint ventures loans payable of $5.6 million, in each case, with debt balances projected as of December 31, 2011E;

•	A new financing package including a $40 million term loan;

•

Pro-forma leverage of 1.7x 2011E Adjusted EBITDA (5.2x Lease Adjusted Leverage) (including rollover debt; 2011E Adjusted EBITDA of $29.1 million; and EBITDA adjusted for pre-opening expenses, stock-based compensation, DFAS 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses); and

•	An estimated $5.3 million in fees.

KBCM’s analysis produced an EV range of $175.6 million to $222.4 million based on a hypothetical transaction date of December 31, 2011, or an implied price per share range of $6.16 per share to $8.93 per share (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million as of October 2, 2011), which it compared against the Offer Price of $6.90 per share.

KBCM noted that in conducting its leveraged buyout analysis, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Leveraged buyout analysis in isolation from other analyses is not an effective method of evaluating transactions.

Conclusion

The summary set forth above describes the principal analyses performed by KBCM in connection with its opinion delivered to the Company Board on December 15, 2011. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by KBCM was carried out in order to provide a different perspective on the merger and add to the total mix of information available. KBCM did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, KBCM considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, KBCM did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, KBCM believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, KBCM made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Due in part to the inherent unpredictability of industry performance, business conditions and economic conditions, the analyses performed by KBCM are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Miscellaneous

Pursuant to the terms of an engagement letter dated October 26, 2011, the Company Board agreed to cause the Company to pay KBCM fees for rendering its opinion to the Company Board. In accordance with the terms of the engagement letter, the Company has paid KBCM a non-refundable retainer fee of $100,000 and a non-refundable fee of $400,000 upon the delivery of KBCM’s fairness opinion. These fees were payable independent of the conclusion reached in the opinion and are not contingent on consummation of the Offer or the Merger. In addition, the Company Board agreed to cause the Company to pay KBCM retainer fees, certain of which are accelerated upon consummation of the Offer and the Merger but which are not contingent upon consummation of the Offer and the Merger. The Company must pay KBCM (x) if the transaction is consummated prior to February 28, 2012, $100,000, or (y) if the transaction is not consummated prior to February 28, 2012, an ongoing monthly retainer of $50,000 per month, for a minimum of two months. The Company Board also agreed to cause the Company to reimburse KBCM for certain expenses up to $25,000 and to indemnify KBCM and related persons against liabilities in connection with its engagement. The terms of the fee arrangement with KBCM were negotiated at arm’s length between the Company Board and KBCM. In the ordinary course of its business, KBCM may actively trade securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. KBCM has not, in the past two years, provided financial advisory or financing services to the Company, Castle Harlan, Inc. or Tilman J. Fertitta or their respective affiliates.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information—Top-Up Option”, “—Regulatory Approvals”, “—Litigation” and “—Certain Company Prospective Financial Information” are amended and supplemented as follows:

Top-Up Option.

Item 8, “Additional Information—Top-Up Option” is amended and supplemented by adding the following as a new paragraph at the end of such section:

As of the close of business on January 23, 2012, there were 16,896,526 shares of Company Common Stock issued and outstanding (including 675,700 shares of Company Restricted Stock). Based on such number of outstanding shares of Company Common Stock, a total of 8,448,264 shares of Company Common Stock must be tendered in the Offer or already owned by Parent or Purchaser or their respective affiliates to satisfy the Minimum Tender Condition.

Regulatory Approvals.

Item 8, “Additional Information—Regulatory Approvals” is amended and supplemented by adding the following as a new paragraph at the end of such section:

On January 3, 2012, the Company was notified that early termination of the waiting period under the HSR Act had been granted.

Litigation.

Item 8, “Additional Information—Litigation” is amended and supplemented by adding the following as new paragraphs at the end of such section:

A seventh putative class action suit, captioned Drayer v. Artinian et. al., was filed on January 9, 2012 in the Circuit Court of Cook County, Illinois. The complaint contains substantially the same allegations as the Lowell complaint regarding the individual defendants’ alleged breach of their fiduciary duties, aided and abetted by Purchaser, and asserts the same causes of action. The complaint also contains allegations regarding the Company’s disclosures to the SEC made by the Company in its initial Schedule 14D-9 filed on December 30, 2011. The complaint alleges that the disclosures were materially misleading and incomplete because they failed to include, among other things, information regarding the identity of other potential strategic and financial buyers, the rationale for selecting the members of the M&A Committee, the attorneys and the financial advisors relating to the transaction, and conflicts of interest possibly affecting members of the Company Board, the Company and the Company’s various advisors.

Both the Lowell and Drayer actions were stayed by the court on January 11, 2012, pending the outcome of the Delaware actions.

An eighth class action suit, captioned Olson v. Morton’s Restaurant Group, Inc. et. al., was filed on January 11, 2012 in the Circuit Court of Cook County, Illinois. This suit alleges that the proposed redemption of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) would result in a loss to holders of the Preferred Stock of at least $1.90 a share. Plaintiff alleges that the proposed redemption violates Morton’s Certificate of Designation inasmuch as it results in holders of Preferred Stock being treated differently and receiving less consideration than holders of Company Common Stock in the Merger. Plaintiff asserts three causes of action: (1) breach of contract against the Company for breaching the terms of the Certificate of Designations by seeking to redeem shares of Preferred Stock for $5.00, thus valuing each share of Preferred Stock at $1.90 less than each share of Company Common Stock; (2) breach of fiduciary duty against the individual defendants for authorizing the redemption and (3) a claim against Purchaser for aiding and abetting the individual defendants’ breach of their fiduciary duties. Plaintiff seeks class certification, a temporary and permanent injunction preventing the consummation of the proposed redemption, rescission of the proposed redemption if it is consummated and the awarding of rescissionary damages and attorneys’ and experts’ fees, in addition to any other legal or equitable relief the court deems proper. As with the previous actions, the Company believes the allegations lack merit and intends to oppose the suit zealously in court.

Certain Company Prospective Financial Information.

Item 8, “Additional Information—Certain Company Prospective Financial Information” is amended and supplemented to read in its entirety as follows:

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, in connection with its due diligence review, non-public five-year standalone financial forecasts that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of this five-year forecast (the “Projections”) as well as descriptions of two variations prepared in connection with the exploration of strategic alternatives: a variation of the Projections included in the Confidential Information Memorandum dated April 2011 and in management presentations to potentially interested parties, including Fertitta (“CIM Variation”), and a variation of the Projections to illustrate the effect of additional actions management believed a buyer could take to increase revenue and profitability as a private company that were included in management presentations to potentially interested parties (the “Illustrative Variation”). The Company also provided the Projections, CIM Variation and Illustrative Variation to potentially interested parties in connection with the sales process and each of Jefferies and KBCM had been provided access to all of the foregoing in their capacity as financial advisors to the Company, as described under “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors”. The Projections, CIM Variation and Illustrative Variation were prepared at different times and for different purposes and do not necessarily reflect the Company Board or management’s current expectations for the Company’s operations or results on a go-forward standalone basis. The Projections were prepared in January 2011 in connection with the Company’s annual budgeting process and preparation of the Company’s 2011 operating plan and not in contemplation of a sale transaction. The Projections were also used by the Compensation Committee of the Company Board in setting executive compensation goals for fiscal year 2011. The CIM Variation was prepared in March 2011 to solicit interest from potentially interested parties in connection with the Company’s exploration of strategic alternatives. The Illustrative Variation was prepared in May 2011 to illustrate the effect of additional actions management believed a buyer could take to increase revenue and profitability as a private company. The Company determined, after taking into account economic conditions and other factors, that the Projections, which had been incorporated into the Company’s 2011 operating plan that had been approved by the Company Board, were the most appropriate estimates to be provided to, and relied upon, by the Company’s financial advisors in connection with their financial analysis and providing fairness opinions. The inclusion of the Projections, CIM Variation and Illustrative Variation in this Statement should not be regarded as an indication that the Company, the Company Board, Parent, Jefferies, KBCM or any other recipient of the Projections, CIM Variation and Illustrative Variation considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

The Projections, CIM Variation and Illustrative Variation have been prepared by, and are the responsibility of, the Company’s management. Neither the CIM Variation nor the Illustrative Variation were presented to or approved by the Company Board. The Projections, CIM Variation and Illustrative Variation were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not audited, compiled or performed any procedures with respect to the Projections, CIM Variation and Illustrative Variation and does not express an opinion or any form of assurance related thereto. The summary of the Projections, and descriptions of the CIM Variation and Illustrative Variation, are not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but are being included because the Projections, CIM Variation and Illustrative Variation were provided to potentially interested parties in connection with the sales process and each of Jefferies and KBCM had been provided access to all of the foregoing in their capacity as financial advisors to the Company.

The Projections, CIM Variation and Illustrative Variation, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections, CIM Variation and Illustrative Variation cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections, CIM Variation and Illustrative Variation were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections, CIM Variation and Illustrative Variation also reflect assumptions as to certain business decisions that are subject to change. The Projections, CIM Variation and Illustrative Variation may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods, consumer and business spending and risks and uncertainties relating to the restaurant industry and the Company’s business, including competition, changes in consumer tastes and preferences, the Company’s ability to maintain adequate financing facilities, the Company’s liquidity and capital resources, constraints under the Company’s credit facility, prevailing interest rates and legal and regulatory matters and other factors described in “Item 8. Additional Information—Forward-Looking Statements”. In addition, the Projections, CIM Variation and Illustrative Variation do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since they were prepared, or that may occur and that was not anticipated at the time they were prepared. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions creates significant uncertainty around the Projections, CIM Variation and Illustrative Variation.

There can be no assurance that the Projections, CIM Variation and Illustrative Variation will be realized, and actual results may vary materially from those shown. The inclusion of the Projections, CIM Variation and Illustrative Variation in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections, CIM Variation and Illustrative Variation to be predictive of actual future events, and the Projections, CIM Variation and Illustrative Variation should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, CIM Variation and Illustrative Variation, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections, CIM Variation and Illustrative Variation to reflect circumstances existing after the date the Projections, CIM Variation and Illustrative Variation were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections, CIM Variation and Illustrative Variation are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, CIM Variation and Illustrative Variation, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, CIM Variation and Illustrative Variation or that the Projections, CIM Variation and Illustrative Variation will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections, CIM Variation and Illustrative Variation. In addition, the Company Board noted in its deliberations with respect to the consideration of the Offer and the Merger that the Company has consistently failed to achieve projected results and the management and the Company Board considered the Projections, CIM Variation and Illustrative Variation difficult to achieve, particularly for fiscal year 2012.

In light of the foregoing factors and the uncertainties inherent in the Projections, CIM Variation and Illustrative Variation, stockholders are cautioned not to place undue, if any, reliance on the Projections, CIM Variation and Illustrative Variation in deciding whether or not to tender shares of Company Common Stock.

The following is a summary of the Projections (dollars and shares in millions):

	Fiscal Year
	2011	2012	2013	2014	2015
# of Restaurants (Year-End)	78	81	85	90	95
Revenue	$326.8	$350.8	$383.6	$424.0	$470.0
Food and Beverage Costs	$102.4	$105.6	$115.1	$126.8	$140.5
Restaurant Operating Expenses	$172.1	$182.1	$196.0	$214.6	$237.8
Marketing and Promotional	$6.7	$7.4	$8.1	$8.5	$9.4
Restaurant Level EBITDA	$45.6	$55.8	$64.4	$74.2	$82.2
General and Administrative Expenses	$16.5	$19.4	$20.5	$21.9	$23.2
EBITDA	$28.7	$35.9	$43.6	$51.6	$57.6
Adjusted EBITDA(1)	$29.1	$36.4	$43.9	$52.3	$59.1
Free Cash Flow	$0.0	$0.0	$5.8	$11.4	$19.0
Capital Expenditures	$7.2	$16.0	$20.1	$24.4	$25.2
Earnings Per Share	$0.53	$0.83	$1.19	$1.49	$1.82
Diluted Shares	17.754	17.736	17.979	18.203	17.239

(1)	Adjustments include pre-opening expenses, stock-based compensation, SFAS 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses.

Based on actual operating results for fiscal year 2011 to date and other information available to the Company as of the date hereof, the Company does not expect to achieve the results for fiscal year 2012 reflected in the Projections.

In preparing the Projections, the Company made the following key assumptions:

•	Public company operating costs of approximately $1.8 million annually;

•

Comparable restaurant revenue increases of 8.3% in fiscal year 2011 (however, based on actual operating results for fiscal year 2011 to date, the Company expects comparable restaurant revenue increases in fiscal year 2011 to be below that assumed in the Projections);

•	Comparable restaurant revenue increases of 5.0% in fiscal year 2012 and 4.0% in each of fiscal years 2013, 2014 and 2015;

•	Relocating of one restaurant in fiscal year 2011;

•	Opening a total of 17 new restaurants between fiscal year 2012 and 2015;

•	Remodeling a total of 11 restaurants between fiscal year 2011 and 2015;

•	General and administrative costs as a percent of revenue of 5.1% in fiscal year 2011, 5.5% in fiscal year 2012, 5.4% in fiscal year 2013, 5.2% in fiscal year 2014 and 4.9% in fiscal year 2015; and

•	Effective tax rates of 23.5% in fiscal year 2011, 25.1% in fiscal year 2012 and 20.0% in each of fiscal years 2013, 2014 and 2015.

In considering the Projections you should note that based on actual operating results for fiscal year 2011 to date the Company expects that net income in fiscal year 2011 will be lower than estimated in the Projections due to, among other things, lower sales and the fact that the Projections do not reflect costs incurred by the Company in connection with the Company’s exploration of strategic alternatives.

The CIM Variation included estimated Restaurant Level EBITDA of $68.7 million, $79.5 million and $87.7 million in 2013, 2014 and 2015, respectively, EBITDA of $47.4 million, $56.6 million and $63.2 million in 2013, 2014 and 2015, respectively, and Adjusted EBITDA of $46.9 million, $55.9 million and $63.1 million in 2013, 2014 and 2015, respectively. EBITDA and Adjusted EBITDA estimates for 2013-2015 in the CIM Variation were higher than the Projections based on the elimination of public company operating costs of approximately $1.8 million per year and higher Restaurant Level EBITDA expected to be generated from higher profit margins at new restaurants compared to the Projections. The CIM Variation estimates for fiscal year 2011 also reflected actual results for fiscal year 2011 as of the date they were prepared.

The Illustrative Variation estimated Restaurant Level EBITDA of $72.1 million, $84.4 million and $93.6 million in 2013, 2014 and 2015, respectively, EBITDA of $50.7 million, $61.5 million and $69.1 million in 2013, 2014 and 2015, respectively, and Adjusted EBITDA of $50.2 million, $60.8 million and $69.0 million in 2013, 2014 and 2015, respectively. The EBITDA and Adjusted EBITDA estimates for 2013-2015 in the Illustrative Variation were higher than the Projections based on the elimination of public company operating costs as well as the closure of six restaurants, opening of 11 new restaurants and relocation of seven restaurants compared to the assumptions regarding restaurant openings in the Projections. The Illustrative Variation assumed substantial capital expenditures by the Company to open new restaurants and upgrade and relocate existing restaurants that would exceed the amount of capital expenditures permitted by the Company under its existing credit facility. Furthermore, the Illustrative Variation was refined to consider that some of the new restaurants would be outside of the United States and have higher revenue and Restaurant Level EBITDA. The Illustrative Variation estimates for fiscal year 2011 also reflected actual results for fiscal year 2011 as of the date they were prepared.

The following table presents a reconciliation of each of EBITDA, Adjusted EBITDA and Restaurant Level EBITDA to net income in the summary of the Projections for the periods presented:

Reconciliation of EBITDA, Adjusted EBITDA and Restaurant Level EBITDA to Net Income

(dollars in millions)
	Fiscal Year
	2011	2012	2013	2014	2015
Net Income	$9.4	$14.8	$21.5	$27.1	$31.3
Plus:
Interest expense, net	$5.2	$4.1	$3.4	$2.9	$2.1
Income tax expense	$3.1	$5.1	$5.5	$6.9	$8.0
Depreciation	$10.5	$11.4	$12.6	$14.1	$15.5
Minority Interest	$0.5	$0.5	$0.6	$0.6	$0.7
EBITDA	$28.7	$35.9	$43.6	$51.6	$57.6
Plus:
Pre-opening costs	$0.3	$1.8	$2.5	$3.3	$3.4
Amortization of straight-line rent	$(1.3)	$(2.3)	$(3.2)	$(4.0)	$(3.7)
Stock-based compensation expense	$1.4	$1.0	$1.0	$1.4	$1.8
Adjusted EBITDA	$29.1	$36.4	$43.9	$52.3	$59.1
Plus:
General and administrative expenses	$16.5	$19.4	$20.5	$21.9	$23.2
Restaurant Level EBITDA	$45.6	$55.8	$64.4	$74.2	$82.3

The Company included EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in the Projections because these measures are supplemental information used by management in its financial and operational decision-making and included these measures in the CIM Variation and Illustrative Variation because they are among the primary metrics that would be used by prospective buyers to evaluate pricing in a potential acquisition. Restaurant Level EBITDA removes the impact of general and administrative expenses, which are not incurred at the restaurant level, and the costs of opening new stores, which are non-recurring at the restaurant level, and thereby are intended to enable the comparability of the operating performance of stores for the periods presented. However, these metrics are non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in connection with the Projections, CIM Variation and Illustrative Variation, readers should understand that EBITDA, Adjusted EBITDA and Restaurant Level EBITDA do not include interest expenses or taxes. Interest expense and the cash required to service interest or principal payments on existing indebtedness or indebtedness that the Company may incur in the future may have a significant impact on the Company’s future net income and cash flows. Similarly, future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. In addition, Adjusted EBITDA as used in the Projections on the one hand and the CIM Variation and Illustrative Variation on the other hand contained different adjustments to EBITDA.

In considering EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in connection with the Projections, CIM Variation and Illustrative Variation, please be aware that net income, rather than operating income, is the most directly comparable GAAP financial measure. You should not unduly rely on EBITDA, Adjusted EBITDA or Restaurant Level EBITDA in evaluating the Projections, CIM Variation and Illustrative Variation, and should consider EBITDA, Adjusted EBITDA and Restaurant Level EBITDA only after considering the potential impact of, and variance in, interest expense, tax payments going forward and the adjustments set forth in the reconciliation to net income in the table above.

In considering the reconciliation of Restaurant Level EBITDA to net income, you should recognize that this measure is intended solely as a measure of comparable-store performance and eliminates certain non-recurring and corporate expenses.

The following table presents a reconciliation of Free Cash Flow to Net Income:

Reconciliation of Free Cash Flow to Net Income

(unaudited, dollars in millions)
	Fiscal Year
	2011	2012	2013	2014	2015
Net Income	$9.4	$14.8	$21.5	$27.1	$31.3

Plus: Non-Cash & Other Items
Interest expense, net	$5.2	$4.1	$3.4	$2.9	$2.1
Income tax expense	$3.0	$5.1	$5.5	$6.9	$8.0
Depreciation and amortization	$9.2	$9.1	$9.3	$10.1	$11.9
Pre-opening costs	$0.3	$1.9	$2.5	$3.3	$3.4
Minority Interest	$0.5	$0.5	$0.6	$0.6	$0.6
Stock-based compensation expense	$1.4	$1.0	$1.0	$1.4	$1.7

Less: Cash Outflows
Cash interest	$4.7	$3.7	$3.2	$2.8	$3.6
Joint venture loan payments & distributions	$1.9	$2.0	$1.9	$1.3	$1.3
Wage and hour litigation & landlord payments	$2.8	$2.1	$1.8	$0.0	$0.0
Income tax payments	$2.0	$5.1	$5.5	$6.9	$8.0
Capital expenditures	$7.2	$16.0	$20.1	$24.4	$25.2
Net change in working capital (favorable)	$(0.9)	$(0.1)	$0.0	$0.0	$0.0
Required payments on term loan	$3.7	$4.9	$5.5	$5.5	$1.9
Revolver & discretionary payments	$7.7	$2.8	$0.0	$0.0	$0.0

Free Cash Flow	$0.0	$0.0	$5.8	$11.4	$19.0

The Company included Free Cash Flow in the Projections because this measure is used by the Company’s management to measure the operating performance of the business. However, Free Cash Flow is a non-GAAP financial measure that is subject to significant limitations as an analytical tool, and readers should not consider it in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering Free Cash Flow in connection with the Projections readers should understand that Free Cash Flow does not necessarily represent funds available for discretionary use. In addition, Free Cash Flow, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORTON’S RESTAURANT GROUP, INC. a Delaware corporation

Dated: January 24, 2012	By:
/s/ CHRISTOPHER J. ARTINIAN
Christopher J. Artinian
Chief Executive Officer, President and Director